Exhibit (a)(1)(vii)

BARINGS PRIVATE CREDIT CORPORATION

Announcement of Results of Previously Announced
Tender Offer by Barings Private Credit Corporation for its Shares

April 3, 2023

Dear Stockholder:

Barings Private Credit Corporation (the “Company”) today announced the results of its previously announced tender offer to purchase up to 2,645,015 shares of its common stock, par value $0.001 per share (the “Shares”), which expired at 11:59 p.m., Eastern Time, on March 31, 2023.

Based on the final count by DST Systems, Inc., the Company’s transfer agent (the “Transfer Agent”), 481.464 Shares were properly tendered and not properly withdrawn prior to the expiration date for the tender offer.

In accordance with the terms of the tender offer, the Company accepted for purchase 100% of the Shares properly tendered and not properly withdrawn. The number of Shares that the Company has accepted for purchase in the tender offer represents less than 1% of the total number of Shares outstanding as of March 1, 2023.

In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of March 31, 2023.

If you have any questions, please contact the Company’s Transfer Agent at (844)-700-1483.

Sincerely,

Barings Private Credit Corporation